Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
June 10, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	James Lopez
Tonya Aldave
John Spitz
Michael Henderson

Re:	Chime Financial, Inc.
Registration Statement on Form S-1, as amended (File No. 333-287223)

Request for Acceleration of Effective Date
	Requested Date:	June 11, 2025
	Requested Time:	4:00 p.m., Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Chime Financial, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-287223) so that it becomes effective as of 4:00 p.m. Eastern time on June 11, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, request by telephone that such Registration Statement be declared effective. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Act.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
* * * *

Very truly yours,

Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

As representatives of the several
Underwriters listed in Schedule I of the
Underwriting Agreement

By:	Morgan Stanley & Co. LLC

By:	/s/ Ambreen Sayed
Name: Ambreen Sayed
Title: Executive Director, Technology Investment Banking Division

By:	Goldman Sachs & Co. LLC

By:	/s/ Danielle Freeman
Name: Danielle Freeman
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: Managing Director

cc:	Christopher Britt, Chime Financial, Inc.
Adam Frankel, Chime Financial, Inc.
Apple Palarca, Chime Financial, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.

David K. Lam, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz

Byron B. Rooney, Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP
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